February 5, 2003.

Greenlight Film and Television Inc.
124 Merton Street, Suite 407
Toronto. On.
M4S 2Z2.
Attention: Susan Karnay

RE: SUITE 402-3 124 MERTON STREET, TORONTO

Dear Ms. Karnay:
Thank you for taking the time to respond to the lease proposal for the above noted premises. The Landlord has reviewed the notes which you provided, and in light of the extent of your requirements and the cost involved to meet them, has considered two options, as follows: Please circle and initial one option and sign below.

OPTION A:

Leased Premises: 1,982 square feet
124 Merton Street
Suite 402 -3
Toronto. Ontario.

Lease Term: 2 years and 10 months
Commencement: March 1, 2003
Expiry: December 31, 2006

Use: General Office

Annual Base Rent $13,874.00 per annum plus gst.
$1,156.17 per month plus gst.
$7.00 per square foot.

Additional Rent: Tenant shall also pay annually adjusted realty taxes and Common Area Maintenance as follows:

Base Rent:	$1,156.17
CAM(2002)	$1,156.17 ($7psf)
Realty Tax(2002)	$ 991.00 ($6psf)
TOTAL	**$3,303.34 plus GST (per month)**

Lease Type: Net Lease. The tenant will enter into the Landlord's current standard lease form, which will incorporate the above terms and conditions. The lease document shall be executed by both parties within 15 days of the acceptance of this agreement, by the Landlord.

Parking The tenant shall have the use of 3 temporary parking spaces in the underground parking garage of the building at a rate of $75.00 per month per space. This rate may be subject to change from time to time, and is subject to Goods and Services as well as Provincial Sales Tax. Use of the parking spaces will be revocable upon thirty days notice by either party.

Landlord's Work: The Tenant will accept the premises in its' current condition.

Free Rent: The Landlord agrees to allow the tenant 4 (four) months free rent for the months of March, April, May and June 2003, to offset costs toward the leasehold improvements, which will be completed by the tenant. The layout and construction of the improvements will be subject to approval by the Landlord.

Documentation: This agreement once executed by the Tenant and the Landlord will be binding on both parties.

Facsimile: Both parties agree that this agreement may be negotiated via facsimile and accepted and relied upon as if it bore original signatures. Each party will sign both copies and hold one original lease agreement, which will be prepared upon execution of this offer by both parties.

Deposit: Upon acceptance of this offer, The Tenant will provide the Landlord with a deposit equal to two month Base Rent, Additional Rent and Goods and Services Tax, to be held by the Landlord without interest. One half of the deposit shall be applied to the first month's rent due, and the balance shall be held as a security deposit in accordance with the lease, and in the event of default, shall be applied to the last rent due.

Covenant: This offer is conditional upon the Landlord receiving satisfactory financial references from the Tenant within three business days of acceptance of the agreement. If in the Landlord's opinion and at his sole and unfettered discretion, the Tenant is not approved, or if the Landlord fails to notify the Tenant in writing within ten business days that the Tenant has been accepted, then this Agreement shall be null and void and the deposit returned to the Tenant.

Special Conditions:

a. The tenant shall be entitled to use 150 square feet of storage space in the building at a cost of $10.00 per square foot gross.
b. The Landlord agrees to steam clean the carpets in suite 407.
c. The parking spots currently allocated to suite 407, will remain as spaces 26, 27, (permanent) and 56 and 58.(temporary)

OPTION B:

Leased Premises:	1,982 square feet 124 Merton Street Suite 402 -3 Toronto, Ontario.
Lease Term: Commencement: Expiry:	2 years and 10 months March 1, 2003 December 31, 2006
Use:	General Office
Annual Base Rent	$17,342 per annum plus gst. $1,445.21 per month plus gst. $8.75 per square foot.
Additional Rent:	Tenant shall also pay annually adjusted realty taxes and Common Area Maintenance as follows:

Base Rent:	$1,445.21
CAM(2002)	$1,156.17 ($7psf)
Realty Tax(2002)	$ 991.00 ($6psf)
TOTAL	**$3,592.38plus GST (per month)**

Lease Type: Net Lease. The tenant will enter into the Landlord's current standard lease form, which will incorporate the above terms and conditions. The lease document shall be executed by both parties within 15 days of the acceptance of this agreement, by the Landlord.

Parking: The tenant shall have the use of 3 temporary parking spaces in the underground parking garage of the building at a rate of $75.00 per month per space. This rate may be subject to change from time to time, and is subject to Goods and Services as well as Provincial Sales Tax. Use of the parking spaces will be revocable upon thirty days notice by either party.

Landlord's Work: The Tenant will accept the premises in its' current condition, and will complete all leasehold improvement at its sole cost, in accordance with plans and specifications approved by the Landlord, with the exception of the following:

a. build walls as per tenant's plan, up to a maximum of 110 lineal feet of wall. Additional walls will be built out at a cost of $40.00 per lineal foot, to be paid in advance by the tenant.
b. Install six doorways with doors.
c. Install standard commercial 18 ounce carpet in the unit.
d. Install 10 electrical outlets
e. Paint the unit in one color based on the tenant's choice of color.

f. Remove one door leading to the hallway.

Documentation: This agreement once executed by the Tenant and the Landlord will be binding on both parties.

Facsimile: Both parties agree that this agreement may be negotiated via facsimile and accepted and relied upon as if it bore original signatures. Each party will sign both copies and hold one original lease agreement, which will be prepared upon execution of this offer by both parties.

Deposit: Upon acceptance of this offer, The Tenant will provide the Landlord with a deposit equal to two month Base Rent, Additional Rent and Goods and Services Tax, to be held by the Landlord without interest. One half of the deposit shall be applied to the first month's rent due, and the balance shall be held as a security deposit in accordance with the lease, and in the event of default, shall be applied to the last rent due.

Covenant: This offer is conditional upon the Landlord receiving satisfactory financial references from the Tenant within three business days of acceptance of the agreement. If in the Landlord's opinion and at his sole and unfettered discretion, the Tenant is not approved, or if the Landlord fails to notify the Tenant in writing within ten business days that the Tenant has been accepted, then this Agreement shall be null and void and the deposit returned to the Tenant.

Special Conditions:

a. The tenant shall be entitled to use 150 square feet of storage space in the building at a cost of $10.00 per square foot gross.
b. The Landlord agrees to steam clean the carpets in suite 407.
c. The parking spots currently allocated to suite 407, will remain as spaces 26, 27,(permanent) and 56 and 58.(temporary)
d. Conditions for installation of walls noted under "Landlord's Work", will include either this unit or unit 107.

This offer to lease will be open for acceptance until February 7, 2003 at 5.00p.m.

Offer accepted by Tenant:

____

GREENLIGHT FILM AND TELEVISION INC.

Date:

Offer accepted by Landlord:

____

YONGE MERTON DEVELOPMENTS LTD.